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                                               File pursuant to Rule 424(b)(3).
                                               Registration No. 333-13123

PROSPECTUS SUPPLEMENT

                                METROCALL, INC.

                         1,961,942 SHARES COMMON STOCK
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     This Prospectus Supplement supplements a Prospectus dated November 8, 1996 relating to the resale of up to an aggregate of 1,961,942 shares of Common Stock, $.01 per value per share (the "Common Stock") of Metrocall, Inc. ("Metrocall" or the "Company"), by O.R. Estman, Inc. d/b/a Satellite Paging ("Satellite" or the "Selling Stockholder").

PLAN OF DISTRIBUTION

     In connection with any distributions of Metrocall Common Stock or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Metrocall Common Stock in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also sell Metrocall Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Metrocall Common Stock offered hereby, which Metrocall Common Stock such broker-dealer or other financial institution, subject to the Asset Purchase Agreement (as defined in the Prospectus), may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholder may also pledge the shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may, subject to the Asset Purchase Agreement, effect sales of the pledged Metrocall Common Stock pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

RECENT DEVELOPMENTS

     The merger with A+ Network, Inc. discussed in the Prospectus was completed on November 15, 1996 on substantially the terms described in the Prospectus.

     Metrocall also completed a private equity placement for $39.9 million of Series A Convertible Preferred Stock (the "Preferred Stock") and Warrants on November 15, 1996. The material terms of the Preferred Stock and the Warrants are described in a report on Form 8-K filed by Metrocall on November 15, which is incorporated herein by reference.

     Metrocall also purchased $122.5 million principal amount of the 11 7/8% Senior Subordinated Notes due 2005 (which were obligations of A+ Network prior to the merger) pursuant to the offer and solicitation described in the Prospectus, and the terms of the notes were modified as described in the Prospectus. Metrocall financed the purchase of the notes and the payment of the consent fee with the proceeds of a draw on its Bank Credit Facility.
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THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED
 OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
  COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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     SEE "RISK FACTORS," BEGINNING ON PAGE 4 OF THE PROSPECTUS, FOR INFORMATION
THAT SHOULD BE CONSIDERED REGARDING THE SECURITIES OFFERED HEREBY.
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          The date of this Prospectus Supplement is November 18, 1996.